Exhibit 10.136

March 8, 2011

Amos Marom

56 Kam St. Tel Aviv

Israel

Dear Amos:

Comverse Ltd. (“Comverse” or the “Company”) is pleased to offer you the position of Senior Vice President, Mobile Internet General Manager, initially reporting to the Company’s Chief Executive Officer with the understanding that the position may report to the Chief Executive Officer, the Chief Operating Officer or person serving in a similar capacity for the Company to whom all business units (including the customer facing group and operations) of the Company report (each an “Acceptable Reporting Relatioship”). In this position you will be a member of the Company’s Global Executive Team. The position will be based out of Comverse’s office in Tel Aviv, Israel. Your employment will commence on or about June 8th 2011.

1.	This offer is subject to your signing the confidentiality agreement attached as Exhibit A (the “Confidentiality Agreement”). You are required to be at the disposal of the Company during normal working hours, and even beyond those hours, should the conditions of your work and needs of your position require it. The standard weekly work hours at Comverse are at least 43 hours net, not including breaks.

2.	Your initial annual gross base salary will be approximately $240,000 and your initial gross monthly base salary will be 72,220 NIS monthly, less lawful deductions, payable in accordance with the regular payroll practices of the Company. Your monthly salary shall be paid to you at the beginning of each month for the previous month. Thereafter, your annual base salary will be reviewed no less frequently than annually and cost - of - living increases will be added to this amount annually. In addition, Comverse may, in its discretion, make adjustments to your compensation due to business circumstances and your work performance; provided, however, that no adjustments shall result in a reduction of your annual based salary other than as part of an across-the-board reduction applicable to all senior executives of the Company that results in a proportional reduction to your base salary compared to that of other executives.

3.

During your term of employment, you will be entitled to participate in the Company’s executive fringe benefit programs applicable to the Company’s senior-level executives (if any) in accordance with the terms and conditions of such programs as in effect from time to time. You will be provided with a Company car for your personal use. The use of the car is subject to the Company car policy which is updated on an ongoing basis and currently provides for the use of a car offered by the Company with a value up to NIS 5,000 and, if the car value is lower the difference is added to your base salary payment and if the car value is higher you are personally responsible for the difference. If you elect not to take a Company car, 5,000 NIS will be added to your salary. You will be entitled to the use of a blackberry devise during the term of your employment. The number of paid vacation days to which you are entitled is 23 working days per year. You are obligated to take at least 5 paid vacation days during each year of your employment, as prescribed by law. You are requested to coordinate the dates of your leave with your supervisor. The accrual of vacations days shall be in accordance with the Company’s policy as will be from time to time. Currently, according to the Company’s policy, statutory vacation days (as prescribed by applicable law) may be accumulated for no more than two years after which you shall forfeit any unused vacation remaining at the end of such two-year period. Any amounts exceeding such limit, shall be cancelled by the Company and, for the avoidance of doubt, shall not be paid out on termination. Any vacation days beyond that maximum number of the statutory vacation days, will be paid to you in cash at the end of each fiscal year. Should you become ill and have to be absent from work on account of illness, the company will pay your base salary for up to 18 sick days per year, with right to accumulate up to 90 days, all in accordance with any applicable law.

4.	The Company will provide you pension insurance (managers’ insurance/pension fund), as is customary in the Company. Each month, the company will deposit an amount equal to 13.33% of your base salary as follows: 5% for pension fund and insurance (“Compensatory Payments”) and 8.33% for severance pay. An amount equal to 5% will be deducted from your base salary each month and deposited in your pension fund/ manager’s insurance. In addition, the Company will set aside, on your behalf, the appropriate amounts for disability insurance in the insurance company “Klal” to assure 75% of your base salary. The pension fund/managers’ insurance policy will be owned by the Company. The Compensatory Payments will be transferred to you in the event of termination of employment and the “severance pay” portion of the policy will be transferred to you unless prohibited by local law. The Company will deposit an amount equivalent to 7.5% of your base salary in an Education Fund. Each month 2.5% of your base salary will be deducted and transferred to the Education Fund.

5.	In addition to your base salary, your maximum annual bonus opportunity for each fiscal year will be $320,000 and your target bonus opportunity will be $160,000 and will be payable based upon the achievement of performance criteria. Any bonuses shall be payable in the fiscal year following the applicable fiscal year when bonuses are customarily payable under the Company’s regular payroll practices.

An amount equal to 20% of your actual bonus shall be considered as a special compensation for your obligations of confidentiality, return of confidential information, non-competition, non-solicitation, and no conflicting obligations set forth in the Confidentiality Agreement (the “Special Compensation”). You shall be obligated to return all Special Compensation amounts received from the Company upon violation of any of the said obligations set forth in the Confidentiality Agreement hereto. The Company maintains the right to withhold and set off any amounts due to you following such violation, and all such amounts owed to the Company shall bear interest and shall be linked to the Cost of Living Index in accordance with the law. All the above shall not derogate from any of the Company’s rights pertaining to said violation by you.

6.

You will be eligible to participate in any plan or arrangement offered from time to time to other similarly situated employees with respect to severance upon termination of employment. Either you or the Company may provide the other with a written notice of termination of employment. The date of such notice shall be the “Notice Date.” Following the Notice Date in respect of a notice of termination without cause to you by the

Company or the date on which you are no longer a member of the Global Executive Team of the Company or you are not subject to an Acceptable Reporting Relationship (here and after a “Demotion”), (1) you shall continue to provide services to the Company and shall provide transitional assistance to identified successor(s) until the 60th day after the Notice Date (the “Continuous Service Termination Date”) and (2) your employment shall terminate and your last day on payroll shall be the six month anniversary of the Notice Date. In addition, if you are terminated without cause by Comverse or if you terminate your employment in case of a demotion as mentioned above, you will be entitled to (i) a lump sum payment equal to the sum of 50% of your target bonus, and (ii) any annual bonus earned, but unpaid, as of the date of termination for the immediately preceding fiscal year, payable when bonuses are paid by the Company to its senior-level executives in respect of such fiscal year. “Cause” shall, for the purpose of this offer, be defined as a good faith finding by Comverse of (i) a material violation of any of the provisions of this offer or the Confidentiality Agreement, some other material breach of duty owed by you to Comverse, material violation of a material Comverse policy or procedure, (ii) fraud or dishonesty, theft of Comverse assets, (iii) gross negligence or misconduct, or (iv) the conviction or plea of nolo contendere to a felony or crime of moral turpitude. As a condition precedent to receiving the payments contemplated by this paragraph that are in excess of those required by statute, you will be required to execute and deliver to the Company a waiver and release substantially in the form attached to this offer letter as Exhibit B.

Upon termination of your employment with the Company, for any reason whatsoever, you will transfer your job in any orderly manner to any person as instructed by the Company. You are requested to hand over to the Company all documents, information, equipment and materials in your possession, connection with your work.

7.	You will be covered by the same directors and officers liability insurance available to similarly situated executives with the Company on the terms and conditions maintained by the Company.

8.	You will be eligible to participate in its Executive Severance Protection Plan applicable to senior level executives such as yourself. The plan protects eligible participants in the event of employment termination without cause following, or in anticipation of, a change in control of Comverse. Under the terms applicable to you, if a change in control occurs, and you are terminated without cause, under certain circumstances you would be eligible to (i) receive 75% of your annual base salary and target bonus amount as severance; (ii) receive the pro-rated amount of the actual bonus you would have earned for the year in which termination occurs; (iii) continue to receive health care and certain other benefits for a period required by applicable law; and (iv) receive the benefit of the acceleration of all vesting for equity incentive awards.

9.

The the Compensation and Leadership Committee recommended and the Board approved a grant of 50,000 deferred stock units representing the right to receive, upon vesting, shares of Comverse Technology, Inc. common stock (“Common Stock”) in accordance with the terms and conditions of the Company’s 2005 Stock Incentive Compensation Plan, conditioned upon your commencing employment with Comverse. Shares of Common Stock in respect of the award will vest and be delivered, contingent upon your continued

employment with Comverse, for a period of three years after the Effective Date and subject to the other terms and conditions applicable to the awards made to similarly situated executives at such time.

In addition, the Compensation and Leadership Committee recommended and the Board approved a special, one-time grant of 30,000 deferred stock units representing the right to receive, upon vesting, shares of Common Stock in accordance with the terms and conditions of the Company’s 2005 Stock Incentive Compensation Plan (the “Make Whole Award”), conditioned upon your commencing employment with Comverse. One-third (1/3) of the Make Whole Award would be scheduled to vest, and shares of Common Stock in respect thereof delivered, contingent upon your continued employment with Comverse, on each of the first, second and third anniversary of the Effective Date. Upon any termination of your employment by the Company without Cause, the unvested portion of your Make Whole Award shall immediately vest.

The deferred stock award would be documented using the form of the Comverse Technology, Inc. Deferred Stock Award Agreement.

During the term of your employment, you will be eligible to receive equity awards under the Comverse Technology, Inc. stock incentive plans based on your performance and the performance of the Company, as recommended by the Company’s Chief Executive Officer and determined in the good faith discretion of the Comverse Technology, Inc. Board of Directors and/or Compensation and Leadership Committee, as applicable, and consistent with your role and responsibilities as Senior Vice President, Mobile Internet General Manager of the Company, with such awards to be assessed on an annual basis.

Employee eligibility to receive benefits and/or participate in benefit programs is governed by the applicable plan documents and Company policies. As an employee of Comverse, you agree to abide by all material Company policies and procedures for employees. All Company policies applicable to employees can be found on the Company’s intranet. The Company reserves the right to modify its offered benefits and policies periodically. Further information regarding Company benefits will be provided during a new hire orientation, to be conducted when you start your employment.

10.	During your term of employment, you are authorized to incur reasonable business expenses in carrying out your duties and responsibilities under this offer letter, and the Company will reimburse you for all such reasonable business expenses, subject to documentation in accordance with the Company’s policies relating thereto. In addition, the Company shall pay for reasonable legal fees and expenses up to an amount of $5,000 that you have incurred in connection with the negotiation and drafting of this offer letter.

11.

Please be advised your employment with Comverse will be “at will” which means that either you or Comverse may terminate your employment with the Company at any time in accordance with the terms herein. Neither this offer letter, the Confidentiality Agreement, nor the content of any discussions with Comverse constitutes a contract of employment for any specified duration or a guarantee of any level of benefits or compensation. Subject to the other terms and conditions set forth in this letter, Comverse reserves the right to change your position, place of work, rate of pay, and/or other terms of your employment based upon the needs of the Company, but any such change shall be consistent with your position as a Senior Vice President based in Israel and a member of the Global Executive Team. The terms of this offer supersede any other agreements or promises, written or oral, made to you by anyone on behalf of the Company and you acknowledge that you have not relied upon any other written or verbal discussions concerning employment with Comverse. The terms of this offer cannot be modified or amended unless such a change is made in writing and signed by an authorized representative of the Company.

12.	This offer is subject to your execution and delivery of the Confidentiality Agreement. You hereby represent that you are not subject to any restrictive covenants that prevent you from taking the position contemplated in this offer letter. It is understood and agreed that this offer letter and the Confidentiality Agreement, constitute the entire agreement between Comverse and you with respect to your employment by the Company. This offer letter is governed by and construed and interpreted in accordance with the laws of the State of Israel. You agree that any suit, action or other legal proceeding that is commenced to resolve any matter arising under or relating to any provision of this offer letter shall be commenced only in a court of the State of Israel, and you consent to the jurisdiction of such court. Each party shall be responsible for paying its own fees and expenses (including reasonable attorney fees) in connection with any dispute under this offer letter.

If you choose to accept our offer pursuant to the terms above, please sign this offer letter and the Confidentiality Agreement and return both original, signed documents. Please keep copies of all signed documents for your own files.

This offer is valid until 5:00 PM U.S. EST March __, 2011. If we have not received your signed acceptance by this date and time, please be advised the offer is revoked and considered null and void.

We look forward to welcoming you as part of the Comverse team. The opportunities for professional and personal growth at Comverse are great and we believe your contributions will greatly increase the likelihood of our organization’s continued success.

Sincerely,

Comverse Ltd.

I confirm that I have read, understood, and agree to all terms and conditions of employment as outlined above.

/s/ Amos Marom
Amos Marom
Date: March 8, 2011

Exhibit A

Confidentiality Agreement

EXHIBIT B

RELEASE AND WAIVER

1.	On (“Termination Date”) my employment at Comverse Ltd. (the “Company”) was terminated.

2.	Upon completion of my employment, I have received all the amounts accumulated on my behalf, including:

2.1	A gross sum of NIS for any balance of accumulated vacation days;

2.2	[A pro-rata portion of the annual convalesce pay of NIS (gross)];

2.3	The Company has transferred to me:

2.3.1	All the amounts accumulated on my behalf in the study fund (Keren Hishtalmut Fund) [If applicable],

2.3.2	All the amounts accumulated on my behalf in the Management Insurance Policy, including amounts allocated to the severance pay component therein (the “Severance Component”). I also received the gross sum of NIS which constitutes, together with the Severance Component, the full amount of severance pay to which I am entitled. [If applicable]

2.4	In addition, I received – on an ex-gratia basis, and subject to my signature hereon and to the fulfillment of my undertakings set forth herein – the following benefits pursuant to the offer letter dated [ ] (the “Agreement”):

[Add Description.]

3.	Following the termination of my employment with the Company, I will continue to be bound by obligations of the Confidentiality Agreement (as defined in the Agreement).

4.	I hereby declare, that I have given back to the Company all equipment and property of the Company or any of its affiliate that is, or was, under my possession, including all computer software, computer access codes, laptops, cell phone, Blackberries, keys and access cards, credit cards, vehicle, telephones, office equipment and all copies (including drafts) of any documentation or information (however and wherever stored) relating to the business of the Company or its affiliates.

5.

I hereby warrant and undertake that upon the acceptance of all rights and payments mentioned in Section 2 hereinabove, neither myself, nor anyone on my behalf, has nor shall have any claims, demands and/or causes of action, against the Company its parent company and/or its subsidiaries, its assigns, agents, officers, directors, shareholders and/or affiliates, concerning my employment by the Company and/or the termination of such employment, including, without limitation, any and all claims, demands and/or causes of action in connection with severance pay, social or pension payments or deductions, salaries or wages of any kind, stock options, any advanced notice or pay in lieu thereof, overtime pay, pay for work on the weekly day of rest or during holidays, any and all reimbursements or refunds for expenses of any kind, including, without limitation, for traveling, recreation pay, vacation pay or redemption of such, sick pay or pay for sick days not utilized, any payment and/or social benefit of any kind whatsoever.

6.	I hereby confirm that I have reviewed my rights and I was given any and all explanations regarding my rights to my full satisfaction, to the extent that I have requested such explanations concerning the rights and sums I am entitled to receive from the Company or any affiliate of the Company. I acknowledge that I have signed this Waiver and Release of Claims voluntarily, knowingly, of my own free will and without reservation or duress, and that no promises or representations have been made to me by any person to induce me to do so other than the promise of payment set forth in Section 2.

7.	If I violate the undertakings contained herein, then in addition to all remedies in law and/or equity available to the Company and its affiliates, I shall forfeit all accrued but unpaid severance payments owing to me hereunder, and I shall immediately pay to the Company (and the Company shall be entitled to off-set from any amount owing to me) an amount in cash equal to any payments (in excess of statutory entitlements) previously made hereunder, without regard to any taxes that may have been deducted from such amount.

8.	This letter is and shall, be considered a settlement and notice of waiver in accordance with Section 29 of the Severance Pay Law of 1963.

Executive’s Signature

Amos Marom